787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 1, 2012

Via EDGAR

Jim O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Money Market Fund, Inc.
(Securities Act File No. 2-85370; Investment Company Act File No. 811-03807)
Preliminary Proxy Statement on Schedule 14A Filed on January 20, 2012

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in conversations with the undersigned regarding the above-referenced Preliminary Proxy Statement (the “Proxy Statement”) relating to the proposed liquidation of the SunAmerica Municipal Money Market Fund, a series of SunAmerica Money Market Funds, Inc. (the “Registrant”).

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Capitalized terms, unless otherwise defined herein, have the meanings given them in the Proxy Statement.

Comment No. 1:	Please confirm that under Maryland law, a properly executed proxy with no choice indicated may be voted by management in favor of the proposal.

Response No. 1:	The Registrant confirms that Maryland law permits that a properly executed proxy that does not indicate how a shareholder wishes to vote its shares may be voted in favor of a proposal if the proxy card so provides.

Comment No. 2:	In the “Background” section of the Proxy Statement, please revise the language describing the events leading up to the Board’s decision to liquidate the Fund to make clear that the Board, rather than the Adviser, is the entity responsible for determining that liquidation is advisable.

Response No. 2:	The Registrant has revised the language in the section entitled “Background” to make clear that the Board, rather than the Adviser, made the determination that liquidation of the Fund was in the best interests of the Fund and its shareholders.

NEW YORK     WASHINGTON     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

February 1, 2012

Comment No. 3:	On what authority did the Board approve closing the Fund to new investments without shareholder approval? If, as a result of closing the Fund to new investments, and due to the consequent significant redemption of the Fund, the Fund is no longer viable, how was the Board’s action in the best interests of shareholders?

Response No. 3:	With respect to the authority of the Board to approve the closing of the Fund, there is nothing in the Investment Company Act of 1940, as amended, or applicable state law, that precludes the Board from approving the closing or liquidation of the Fund. In this instance, however, the Corporation’s charter documents required shareholder approval of the liquidation of the Fund, which is why the Board approved the solicitation of shareholders in connection with the liquidation proposal. The Registrant believes that the Proxy Statement clearly explains the basis for the Board’s determination that the liquidation of the Fund was in the best interests of shareholders. In addition, as noted in the Proxy Statement and in the supplements to the Fund’s prospectus dated December 5, 2011 and January 20, 2012, the closing of the Fund to new investments was designed to be the first step in the ultimate liquidation of the Fund. In particular, the closing of the Fund to new investments was done in order to more efficiently handle obtaining the requisite approval of the proposed liquidation in light of the difficulty that is often associated with solicitation of sweep account shareholders.

Comment No. 4:	We note that 50% of the Fund’s shares are owned by the Adviser, but how is it in best interests of the other shareholders to liquidate the Fund because the Adviser is losing money, apart from the fact that the Fund can no longer implement its strategies because it has been closed to new investments?

Response No. 4:	As described in the Proxy Statement, the Adviser and Distributor have been voluntarily subsidizing the Fund since 2009 in order to avoid a negative yield on the Fund’s shares. The Board considered that the Adviser (and its affiliates) are not obligated to continue such waivers and that there would be no assurance that these entities would be willing to continue subsidizing the Fund indefinitely. In this regard, the Board determined that continued management of the Fund at the level of subsidization noted in the Proxy Statement may not be viable.

Comment No. 5:	In approving the liquidation of the Fund, did the Board make a determination as to whether the Fund will pay dividends and/or make other distributions to shareholders and permit reinvestment thereof in additional shares prior to the Liquidation Date? If so, please revise the disclosure in the section entitled “Closing of the Books and Continued Redemptions” accordingly.

Response No. 5:	The Board has not yet determined whether the Fund will pay dividends and/or make other distributions to shareholders prior to the Liquidation Date, but may make such a determination if it deems it appropriate.

Comment No. 6:	In the section entitled “Liquidation Value”, please clarify whether or not the Adviser intends to continue subsidizing the Fund to maintain the $1.00 share price.

Response No. 6:	The Registrant has added language to the section entitled “Liquidation Value” to clarify that the Adviser and Distributor have no present intention of discontinuing the voluntary waivers prior to the liquidation of the Fund.

Comment No. 7:	In the section entitled “Voting Information and Requirements – Quorum; Adjournments”, remove references to broker non-votes since there are no routine matters on the Proxy and, therefore, there will be no broker discretionary voting and no broker non-votes.

Response No. 7:	The requested change has been made.

February 1, 2012

Should you have any questions concerning the above, please call the undersigned at (212) 728-8813.

Sincerely,

/s/ Diana Huffman

Diana Huffman

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.
Margery K. Neale, Esq., Willkie Farr & Gallagher LLP